Exhibit 99.1

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

OVERSEAS REGULATORY ANNOUNCEMENT

THIRD QUARTERLY REPORT FOR 2012

In accordance with the requirements of the China Securities Regulatory Commission (“CSRC”), Guangshen Railway Company Limited (the “Company”) is required to issue a third quarterly report.

The financial information set out in this quarterly report has not been audited, and has been prepared in accordance with the PRC Accounting Standards.

This announcement is made in accordance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1	The board of directors, supervisory committee, directors, supervisors and senior management of the Company warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this report, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this Report.

1.2	All directors of the Company attended the meeting of the board of directors.

1.3	The third quarterly financial report of the Company for 2012 has not been audited.

1.4	Mr. Li Wenxin, Chairman of the Company, Mr. Shen Yi, General Manager, Mr. Tang Xiangdong, Chief Accountant and Mr. Lin Wensheng, Head of Finance Department hereby warrant the authenticity and completeness of the financial statements contained in this quarterly report.

2.	BASIC INFORMATION OF THE COMPANY

2.1	Principal accounting data and financial indicators

Unit: ¥    Currency: RMB

	At the end of this reporting period	At the end of last year	Increase/ decrease compared with the end of last year (%)
Total assets	32,571,473,089	32,207,348,156	1.13
Shareholders’ equity (excluding minority interests)	25,706,478,357	25,334,606,729	1.47
Net assets per share attributable to shareholders of listed company (¥/share)	3.63	3.58	1.40

	From the beginning of the year to the end of the reporting period (January to September)	Increase/decrease compared with the same period of last year (%)
Net cash flows from operating activities	1,829,713,750	(42.55)
Net cash flows from operating activities per share (¥/share)	0.26	(42.22)

	Reporting period (July to September)	From the beginning of the year to the end of the reporting period (January to September)	Increase/decrease compared with the same period of last year (%) (July to September)
Net profits attributable to shareholders of listed company	401,776,268	1,080,225,328	(30.29)
Basic earnings per share (¥/share)	0.057	0.15	(29.63)
Basic earnings per share after extraordinary gain or loss (¥/share)	0.066	0.16	(22.35)
Diluted earnings per share (¥/share)	0.057	0.15	(29.63)
Weighted average return on net assets (%)	1.58	4.23	0.75% decrease
Weighted average return on net assets after extraordinary gain or loss (%)	1.83	4.51	0.59% decrease

Extraordinary gain or loss item	Amount from the beginning of the year to the end of the reporting period (January to September)
(1) Net gain or loss on disposal of non-current assets	(92,862,808)
(2) Government grants included in profit or loss for the period	2,307,833
(3) Other non-operating income and expenses, net, other than the items above	(3,580,413)
(4) Effect of income tax	22,399,748
(5) Effect of minority interests (after tax)	(3,619)
Total	(71,739,259)

Note: Extraordinary loss is expressed in negative figures.

2.2	Total number of shareholders and top ten shareholders holding shares without selling restrictions at the end of the reporting period

Unit: Share

Total number of shareholders at the end of the reporting period (Number)	376,029 (375,481 holders of A shares and 548 holders of H shares).

Top ten shareholders holding tradable shares without selling restrictions

Name of shareholders (Full name)	Number of tradable shares held without selling restrictions at the end of the reporting period	Class of shares
Guangzhou Railway (Group) Company	2,629,451,300	A shares
HKSCC NOMINEES LIMITED (Note)	1,379,264,831	H shares
Bank of China — Harvest Theme Selected Mixed Securities Investment Fund	54,640,992	A shares
Taiyuan Iron & Steel (Group) Co., Ltd.	50,776,147	A shares
China Construction Bank — Huaxia Dividend Mixed Open Securities Investment Fund	44,508,944	A shares
Bank of Communications — Haifutong Selected Securities Investment Fund	38,491,672	A shares
ICBC — Huaan Small Medium Cap Growth Stock Securities Investment Fund	27,438,427	A shares
China Pacific Life Insurance Co., Ltd. — Dividend — Individual Dividend	22,089,020	A shares
New China Life Insurance Company Ltd. — Dividend — Group Dividend — 018L — FH001 Shanghai	17,121,640	A shares
Bank of China Limited — Harvest CSI 300 ETF	13,685,500	A shares

Note:	1,379,264,831 H shares of the Company, which accounts for 96.36% of the H share capital in issue of the Company, were held by HKSCC NOMINEES LIMITED in the capacity of various clients.

3.	SIGNIFICANT EVENTS

3.1	Significant changes of key accounting items and financial indicators and reasons for changes

✓ Applicable    ☐ Not applicable

Unit: ¥    Currency: RMB

Balance sheet item	Item	30 September 2012	31 December 2011	% change	Reason analysis

(1)	Trade receivables	937,749,358	613,999,414	52.73	Mainly due to the increase in receivables in relation to provision of railway operation services.

(2)	Prepayments	180,359,571	25,016,472	620.96	Mainly due to the increase in prepayments for materials procurement.

(3)	Long-term fees to be amortized	39,674,501	1,800,204	2,103.89	Mainly due to change in railway uniform this year.

(4)	Other non-current assets	32,230,648	16,985,930	89.75	Mainly due to the increase in advances on construction.

(5)	Tax payable	325,689,520	483,660,798	(32.66)	Mainly due to the decrease in enterprise income tax payable as a result of decrease in gross profit.

(6)	Interests payable	132,627,226	6,889,726	1,825.00	Mainly due to the increase in accrued yet unpaid bond interests.

Statement of profit item	Item	January to September 2012	January to September 2011	% change	Reason analysis

(1)	Finance costs — net	(19,367,086)	(72,748,204)	(73.38)	Mainly due to the increase in interest income on bank deposits.

(2)	Assets impairment loss	(605,731)	(110,000)	450.66	Mainly due to the increase in provisions for bad debts.

(3)	Gains from investments	10,217,003	6,065,737	68.44	Mainly due to the growth in profits of an associate.

(4)	Non-operating income	3,767,350	5,920,839	(36.37)	Mainly due to recovery of receivables in the same period of last year which were written-off.

(5)	Non-operating expenses	(97,902,738)	(73,233,483)	33.69	Mainly due to increase in loss on retirement of fixed assets.

(6)	Profit or loss of minority interests	(1,504,429)	(1,117,266)	34.65	Mainly due to the increase in loss of subsidiaries.

Cash flow statement item	Item	January to September 2012	January to September 2011	% change	Major reason analysis

(1)	Net cash flows from operating activities	1,829,713,750	3,185,051,809	(42.55)	Mainly due to the increase in trade receivables and increase in operating expenses paid in cash.

(2)	Net cash flows from investment activities	(813,715,303)	(3,143,970,918)	(74.12)	Mainly due to the decrease in time deposits with maturity of over three months paid.

3.2	Progress and impact of significant events and analysis and explanations for solutions

☐ Applicable    ✓ Not applicable

3.3	Status of fulfillment of commitments undertaken by the Company, shareholders and actual controller

✓ Applicable    ☐ Not applicable

(1)	The largest shareholder of the Company, Guangzhou Railway (Group) Company, has undertaken that: A. within coverage of railway lines operated by the Company, Guangzhou Railway (Group) Company and any of its members will not engage directly or indirectly in any way in any railway transportation and other related businesses that compete with the Company; B. in the course of business relationship with the Company, Guangzhou Railway (Group) Company will minimise undergoing connected transaction with the Company, and in case of unavoidable connected transactions, Guangzhou Railway (Group) Company will conduct the transactions in the principles of openness, impartiality and fairness without abusing its position as a substantial shareholder to impair the interests of the Company.

(2)	Account No. 2 of the National Council for Social Security Fund, shareholder holding shares with selling restrictions of the Company, has undertaken that: in respect of the obligations of Guangzhou Railway (Group) Company on the transfer of 274,798,700 shares of the Company, the National Council for Social Security Fund will extend the lock-up period by three years (that is, holding the shares till 24 December 2012) under the relevant requirements subsequent to and on the basis of the legal and voluntary lock-up period of Guangzhou Railway (Group) Company.

During the reporting period, the above undertakings were regularly performed without any existence of breach.

3.4	Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over same period of last year

☐ Applicable    ✓ Not applicable

3.5	Implementation of cash dividend policy during the reporting period

✓ Applicable     ☐ Not Applicable

On 22 May 2012, the Company held the annual general meeting of 2011, at which the profit distribution plan was considered and passed, i.e. payment of cash dividend of RMB1.00 (including tax) for every 10 shares to all shareholders based on the total share capital of 7,083,537,000 shares at the end of 2011, totalling RMB708,353,700. Such final dividend was paid to shareholders on 20 July 2012.

3.6	Progress of ongoing enhancement of internal control of the Company

To thoroughly implement the Basic Standard for Enterprise Internal Control and the Implementation Guidelines for Enterprise Internal Control jointly promulgated by five authorities of the PRC, and further strengthen the establishment of internal control regulatory system, the Company formulated the Work Plan on Ongoing Enhancement of Internal Control for 2012 in June 2012 based on its conclusion on the Work Plan on Implementation of Internal Control Regulations for 2011 and its actual situation. The plan sets out specific deployments and arrangements of internal control establishment, internal control self-assessment and internal audit of the Company for 2012.

As at the end of the reporting period, the Company further adjusted and perfected its internal control regulatory system, optimized its internal control operating mechanism and strengthened its internal control information system in strict compliance with the requirements of the plan. Meanwhile, the internal control self-assessment and internal audit for 2012 have also successfully commenced.

Guangshen Railway Company Limited Legal representative: Li Wenxin

25 October 2012

4.	APPENDIX

4.1 Combined and Company Balance Sheet

30 September 2012

Prepared by: Guangshen Railway Company Limited			Unit: ¥ Currency: RMB
	Combined		Company
Assets	30 September 2012 (Unaudited)	31 December 2011 (Audited)	30 September 2012 (Unaudited)	31 December 2011 (Audited)
Current assets:
Bank balances and cash	5,460,263,685	5,052,756,901	5,438,583,583	5,030,991,781
Bills receivable	100,000	—	100,000	—
Trade receivables	937,749,358	613,999,414	929,247,185	611,046,155
Prepayments	180,359,571	25,016,472	180,212,223	24,164,578
Interests receivable	43,748,528	34,421,839	43,748,528	34,421,839
Dividends receivable	246,232	246,232	246,232	12,859,527
Other receivables	93,084,277	84,752,069	131,437,538	106,737,816
Inventories	341,606,300	330,735,914	334,417,985	323,913,839
Total current assets	7,057,157,951	6,141,928,841	7,057,993,274	6,144,135,535
Non-current assets:
Long-term receivables	32,280,810	34,107,905	32,280,810	34,107,905
Long-term equity investment	184,709,467	179,746,214	263,765,582	258,302,329
Fixed assets	23,164,310,352	23,978,332,395	23,085,311,157	23,896,782,890
Construction-in-progress	1,143,441,072	911,962,483	1,143,441,072	911,962,483
Intangible assets	539,500,534	553,150,736	508,384,952	521,295,173
Goodwill	281,254,606	281,254,606	281,254,606	281,254,606
Long-term fees to be amortized	39,674,501	1,800,204	38,933,262	1,789,344
Deferred income tax assets	96,913,148	108,078,842	95,967,063	106,658,942
Other non-current assets	32,230,648	16,985,930	32,230,648	16,985,930
Total non-current assets	25,514,315,138	26,065,419,315	25,481,569,152	26,029,139,602
Total assets	32,571,473,089	32,207,348,156	32,539,562,426	32,173,275,137

Chairman: Li Wenxin General Manager: Shen Yi

Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

4.1 Combined and Company Balance Sheet (continued)

30 September 2012

Prepared by: Guangshen Railway Company Limited			Unit: ¥ Currency: RMB
	Combined		Company
Liabilities and Shareholders’ equity	30 September 2012 (Unaudited)	31 December 2011 (Audited)	30 September 2012 (Unaudited)	31 December 2011 (Audited)
Current liabilities:
Trade payables	1,980,861,267	1,878,869,958	1,966,932,641	1,868,581,592
Receipts in advance	85,772,297	108,329,233	85,037,826	106,897,059
Staff remuneration payable	284,157,979	342,224,556	277,635,110	332,507,475
Tax payable	325,689,520	483,660,798	321,622,248	478,121,725
Interests payable	132,627,226	6,889,726	132,627,226	6,889,726
Dividends payable	37,408	25,151	37,408	25,151
Other payables	427,090,601	425,349,728	481,812,556	477,456,620
Total current liabilities	3,236,236,298	3,245,349,150	3,265,705,015	3,270,479,348
Non-current liabilities:
Bonds payable	3,483,746,722	3,478,568,304	3,483,746,722	3,478,568,304
Other non-current liabilities	93,714,282	96,022,114	93,714,282	96,022,114
Total non-current liabilities	3,577,461,004	3,574,590,418	3,577,461,004	3,574,590,418
Total liabilities	6,813,697,302	6,819,939,568	6,843,166,019	6,845,069,766
Shareholders’ equity:
Share capital	7,083,537,000	7,083,537,000	7,083,537,000	7,083,537,000
Capital reserves	11,564,580,548	11,564,580,548	11,564,461,609	11,564,461,609
Surplus reserves	2,269,094,527	2,269,094,527	2,269,094,527	2,269,094,527
Retained earnings	4,789,266,282	4,417,394,654	4,779,303,271	4,411,112,235
Total equity attributable to shareholders of the parent	25,706,478,357	25,334,606,729	25,696,396,407	25,328,205,371
Minority interests	51,297,430	52,801,859	—	—
Total shareholders’ equity	25,757,775,787	25,387,408,588	25,696,396,407	25,328,205,371
Total liabilities and shareholders’ equity	32,571,473,089	32,207,348,156	32,539,562,426	32,173,275,137

Chairman: Li Wenxin General Manager: Shen Yi

Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

4.2 Combined and Company Statement of Profit

January to September 2012

Prepared by: Guangshen Railway Company Limited				Audit type: Unaudited Unit: ¥ Currency: RMB
			Combined		Company
Item			January to September 2012	January to September 2011	January to September 2012	January to September 2011
I.	Revenues from operation		11,159,829,699	10,867,070,284	10,869,500,783	10,605,848,565
	Less:	Operating costs	(8,526,666,452)	(7,812,000,956)	(8,308,685,672)	(7,629,440,444)
		Business tax and surcharges	(305,475,614)	(297,077,823)	(292,413,729)	(285,329,677)
		Management expenses	(781,299,582)	(660,743,633)	(727,385,234)	(607,275,076)
		Finance costs — net	(19,367,086)	(72,748,204)	(19,809,715)	(73,111,635)
		Assets impairment loss	(605,731)	(110,000)	(530,823)	(110,000)
	Add:	Gains from investments	10,217,003	6,065,737	10,217,003	6,065,737
	Include:	Gains from investments in associates	4,963,253	1,862,737	4,963,253	1,862,737
II.	Profit from operation		1,536,632,237	2,030,455,405	1,530,892,613	2,016,647,470
	Add:	Non-operating income	3,767,350	5,920,839	3,734,765	5,884,566
	Less:	Non-operating expenses	(97,902,738)	(73,233,483)	(97,785,727)	(73,227,050)
	Include:	Loss on disposal of non-current assets	(93,353,793)	(69,341,137)	(93,347,360)	(69,340,334)
III.	Gross profit		1,442,496,849	1,963,142,761	1,436,841,651	1,949,304,986
	Less:	Income tax expenses	(363,775,950)	(472,665,726)	(360,296,915)	(469,167,428)
IV.	Net profit		1,078,720,899	1,490,477,035	1,076,544,736	1,480,137,558
	Net profit attributable to shareholders of the parent		1,080,225,328	1,491,594,301	—	—
	Profit or loss of minority shareholders		(1,504,429)	(1,117,266)	—	—
V.	Earnings per share
	(1) Basic earnings per share		0.15	0.21	N/A	N/A
	(2) Diluted earnings per share		0.15	0.21	N/A	N/A
VI.	Other comprehensive income		—	—	—	—
VII.	Total comprehensive income		1,078,720,899	1,490,477,035	1,076,544,736	1,480,137,558
	Total comprehensive income attributable to shareholders of the parent		1,080,225,328	1,491,594,301	—	—
	Total comprehensive income attributable to minority shareholders		(1,504,429)	(1,117,266)	—	—

Chairman: Li Wenxin General Manager: Shen Yi

Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

4.2 Combined and Company Statement of Profit (continued)

July to September 2012

Prepared by: Guangshen Railway Company Limited			Audit type: Unaudited Unit: ¥ Currency: RMB
			Combined		Company
Item			July to September 2012	July to September 2011	July to September 2012	July to September 2011
I.	Revenues from operation		4,148,638,500	3,932,948,894	4,041,097,279	3,839,719,617
	Less:	Operating costs	(3,083,334,893)	(2,781,528,397)	(3,001,612,908)	(2,715,830,808)
		Business tax and surcharges	(134,229,143)	(107,869,365)	(129,315,650)	(103,588,017)
		Management expenses	(296,333,949)	(237,428,389)	(277,986,049)	(219,784,235)
		Finance costs — net	(7,566,592)	(17,008,954)	(7,651,651)	(17,111,433)
		Assets impairment loss	(318,208)	—	(243,300)	—
	Add:	Gains from investments	(3,302,605)	648,672	(3,302,605)	648,672
	Include:	Gains from investments in associates	(3,302,605)	648,672	(3,302,605)	648,672
II.	Profit from operation		623,553,110	789,762,461	620,985,116	784,053,796
	Add:	Non-operating income	1,717,512	1,078,067	1,705,563	1,070,463
	Less:	Non-operating expenses	(89,294,907)	(31,327,961)	(89,215,392)	(31,324,149)
	Include:	Loss on disposal of non-current assets	(87,990,097)	(29,617,904)	(87,988,719)	(29,617,101)
III.	Gross profit		535,975,715	759,512,567	533,475,287	753,800,110
	Less:	Income tax expenses	(134,829,272)	(183,518,930)	(133,585,534)	(182,453,675)
IV.	Net profit		401,146,443	575,993,637	399,889,753	571,346,435
	Net profit attributable to shareholders of the parent		401,776,268	576,342,801	—	—
	Profit or loss of minority shareholders		(629,825)	(349,164)	—	—
V.	Earnings per share
	(1) Basic earnings per share		0.057	0.081	N/A	N/A
	(2) Diluted earnings per share		0.057	0.081	N/A	N/A
VI.	Other comprehensive income		—	—	—	—
VII.	Total comprehensive income		401,146,443	575,993,637	399,889,753	571,346,435
	Total comprehensive income attributable to shareholders of the parent		401,776,268	576,342,801	—	—
	Total comprehensive income attributable to minority Shareholders		(629,825)	(349,164)	—	—

Chairman: Li Wenxin General Manager: Shen Yi

Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

4.3 Combined and Company Cash Flow Statement

January to September 2012

Prepared by: Guangshen Railway Company Limited		Audit type: Unaudited Unit: ¥ Currency: RMB
		Combined		Company
Item		January to September 2012	January to September 2011	January to September 2012	January to September 2011
I.	Cash flows from operating activities
	Cash received from sales of goods or rendering of services	8,631,515,934	9,018,644,520	8,340,377,070	8,761,401,865
	Cash received relating to other operating activities	24,063,677	117,630,980	11,281,963	124,979,995
	Sub-total of cash inflows from operating activities	8,655,579,611	9,136,275,500	8,351,659,033	8,886,381,860
	Cash paid for goods purchased and services accepted	(3,019,652,011)	(2,817,563,267)	(2,891,330,019)	(2,714,547,005)
	Cash paid to and on behalf of employees	(2,854,866,102)	(2,360,290,383)	(2,722,288,968)	(2,248,435,761)
	Tax paid	(831,266,749)	(678,925,364)	(809,037,409)	(661,978,418)
	Cash paid relating to other operating activities	(120,080,999)	(94,444,677)	(112,629,864)	(88,000,355)
	Sub-total of cash outflows from operating activities	(6,825,865,861)	(5,951,223,691)	(6,535,286,260)	(5,712,961,539)
	Net cash flows from operating activities	1,829,713,750	3,185,051,809	1,816,372,773	3,173,420,321
II.	Cash flows from investing activities
	Cash received from investment gains	5,253,750	4,203,000	17,367,045	18,120,085
	Net cash received from disposal of fixed assets	41,216,826	1,047,918	41,205,842	1,047,918
	Cash received relating to other investment activities	89,884,500	—	89,595,000	—
	Sub-total of cash inflows from investing activities	136,355,076	5,250,918	148,167,887	19,168,003
	Cash paid to acquire or construct fixed assets and other long-term assets	(850,070,379)	(569,221,836)	(848,457,195)	(566,289,466)
	Cash paid relating to other investment activities	(100,000,000)	(2,580,000,000)	(100,000,000)	(2,580,000,000)
	Sub-total of cash outflows from investing activities	(950,070,379)	(3,149,221,836)	(948,457,195)	(3,146,289,466)
	Net cash flows from investing activities	(813,715,303)	(3,143,970,918)	(800,289,308)	(3,127,121,463)

4.3 Combined and Company Cash Flow Statement (continued)

January to September 2012

			Combined		Company
Item			January to September 2012	January to September 2011	January to September 2012	January to September 2011
III.	Cash flows from financing activities
	Cash paid for distribution of dividends or profits or repayment of interests		(708,341,663)	(637,540,818)	(708,341,663)	(637,526,823)
	Cash paid relating to other financing activities		(150,000)	(158,383)	(150,000)	(158,383)
	Sub-total of cash outflows from financing activities		(708,491,663)	(637,699,201)	(708,491,663)	(637,685,206)
	Net cash flows from financing activities		(708,491,663)	(637,699,201)	(708,491,663)	(637,685,206)
IV.	Effect of foreign exchange rate changes on cash and cash equivalents		—	—	—	—
V.	Net increase in cash and cash equivalents		307,506,784	(596,618,310)	307,591,802	(591,386,348)
	Add:	Balance of cash and cash equivalents at the beginning of the period	1,366,756,901	2,659,058,240	1,350,991,781	2,639,679,679
VI.	Balance of cash and cash equivalents at the end of the period		1,674,263,685	2,062,439,930	1,658,583,583	2,048,293,331

Chairman: Li Wenxin General Manager: Shen Yi

Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

4.4	Audit Report

☐ Applicable    ✓ Not applicable